Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	862,839	19,327,717	2,846,665
Restricted cash	82,507	184,244	27,136
Short-term investment	111,000	2,718,303	400,363
Trade receivable	1,352,093	1,520,196	223,901
Amounts due from related parties	50,783	86,030	12,671
Inventory	889,528	1,039,091	153,042
Prepayments and other current assets	1,579,258	1,490,213	219,486
Expected credit loss provision – current	—	(40,684)	(5,992)
Total current assets	4,928,008	26,325,110	3,877,272
Non-current assets:
Long-term restricted cash	44,523	43,623	6,425
Property, plant and equipment, net	5,533,064	5,132,587	755,948
Intangible assets, net	1,522	851	125
Land use rights, net	208,815	205,180	30,220
Long-term investments	115,325	340,764	50,189
Amounts due from related parties	—	3,383	498
Right-of-use assets–operating lease	1,997,672	1,376,019	202,666
Other non-current assets	1,753,100	984,655	145,024
Expected credit loss provision – non-current	—	(19,062)	(2,808)
Total non-current assets	9,654,021	8,068,000	1,188,287
Total assets	14,582,029	34,393,110	5,065,559
LIABILITIES
Current liabilities:
Short-term borrowings	885,620	951,957	140,208
Trade payable	3,111,699	4,932,003	726,406
Amounts due to related parties	309,729	447,791	65,952
Taxes payable	43,986	39,231	5,778
Current portion of operating lease liabilities	608,747	522,661	76,980
Current portion of long-term borrowings	322,436	445,038	65,547
Accruals and other liabilities	4,216,641	3,526,194	519,351
Total current liabilities	9,498,858	10,864,875	1,600,222
Non-current liabilities:
Long-term borrowings	7,154,798	6,764,903	996,363
Non-current operating lease liabilities	1,598,372	1,049,698	154,604
Other non-current liabilities	1,151,813	1,541,444	227,031
Total non-current liabilities	9,904,983	9,356,045	1,377,998
Total liabilities	19,403,841	20,220,920	2,978,220
Commitments and contingencies (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,455,787	6,145,538	905,140
Total mezzanine equity	1,455,787	6,145,538	905,140
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,500,000,000 shares authorized; 786,937,655 and 1,127,431,898 shares issued; 783,942,438 and 1,124,835,326 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)	1,347	1,934	286
Class B Ordinary Shares (US$0.00025 par value; 132,030,222 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020)	226	226	33
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020)	254	254	37
Less: Treasury shares (2,995,217 and 2,718,520 shares as of December 31, 2019 and September 30, 2020, respectively)	—	—	—
Additional paid in capital	40,227,856	58,380,028	8,598,449
Accumulated other comprehensive loss	(203,048)	(98,128)	(14,453)
Accumulated deficit	(46,326,321)	(50,262,046)	(7,402,799)

Total NIO Inc. shareholders’ (deficit)/equity	(6,299,686)	8,022,268	1,181,553

Non-controlling interests	22,087	4,384	646

Total shareholders’ (deficit)/equity	(6,277,599)	8,026,652	1,182,199

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	14,582,029	34,393,110	5,065,559

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD
			Note 2(e)
Revenue:
Vehicle sales	4,683,192	9,008,474	1,326,805
Other sales	293,383	608,368	89,603
Total revenues	4,976,575	9,616,842	1,416,408
Cost of sales:
Vehicle sales	(5,251,149)	(8,146,439)	(1,199,841)
Other sales	(670,495)	(738,929)	(108,832)
Total cost of sales	(5,921,644)	(8,885,368)	(1,308,673)
Gross (loss)/profit	(945,069)	731,474	107,735
Operating expenses:
Research and development	(3,402,172)	(1,658,327)	(244,245)
Selling, general and administrative	(3,905,772)	(2,725,465)	(401,418)
Other operating loss, net	—	(23,941)	(3,526)
Total operating expenses	(7,307,944)	(4,407,733)	(649,189)
Loss from operations	(8,253,013)	(3,676,259)	(541,454)
Interest income	137,926	89,885	13,239
Interest expenses	(268,213)	(332,174)	(48,924)
Share of losses of equity investees, net of tax	(64,521)	(32,061)	(4,722)
Other income, net	22,343	39,854	5,870
Loss before income tax expense	(8,425,478)	(3,910,755)	(575,991)
Income tax expense	(5,556)	(4,704)	(693)
Net loss	(8,431,034)	(3,915,459)	(576,684)
Accretion on redeemable non-controlling interests to redemption value	(94,682)	(205,864)	(30,320)
Net loss attributable to non-controlling interests	6,416	2,703	398
Net loss attributable to ordinary shareholders of NIO Inc.	(8,519,300)	(4,118,620)	(606,606)
Net loss	(8,431,034)	(3,915,459)	(576,684)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(260,129)	104,920	15,453
Total other comprehensive (loss)/income	(260,129)	104,920	15,453
Total comprehensive loss	(8,691,163)	(3,810,539)	(561,231)
Accretion on redeemable non-controlling interests to redemption value	(94,682)	(205,864)	(30,320)
Net loss attributable to non-controlling interests	6,416	2,703	398
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(8,779,429)	(4,013,700)	(591,153)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,029,950,645	1,100,928,485	1,100,928,485
Net loss per share attributable to ordinary shareholders
Basic and diluted	(8.27)	(3.74)	(0.55)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	1,029,950,645	1,100,928,485	1,100,928,485
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(8.27)	(3.74)	(0.55)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	Equity/(Deficit)	Interests	Total Equity/(Deficit)
Balance as of December 31, 2018	1,057,731,012	1,809	(6,931,980)	(9,186)	41,918,936	(34,708)	(35,039,810)	6,837,041	(15,896)	6,821,145
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	(94,682)	(94,682)	—	(94,682)
Purchase of capped call options and zero-strike call options in connection with issuance of convertible senior notes	—	—	—	—	(1,939,567)	—	—	(1,939,567)	—	(1,939,567)
Exercise of share options	10,738,435	19	1,115,065	—	43,117	—	—	43,136	—	43,136
Vesting of restricted shares	—	—	394,633	—	3,430	—	—	3,430	—	3,430
Vesting of share options	—	—	—	—	278,837	—	—	278,837	—	278,837
Cancellation of restricted shares	(2,218,448)	(4)	2,218,448	9,186	(9,186)	—	—	(4)	—	(4)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	47,124	47,124
Foreign currency translation adjustment	—	—	—	—	—	(260,129)	—	(260,129)	—	(260,129)
Net loss	—	—	—	—	—	—	(8,424,618)	(8,424,618)	(6,416)	(8,431,034)
Balance as of September 30, 2019	1,066,250,999	1,824	(3,203,834)	—	40,295,567	(294,837)	(43,559,110)	(3,556,556)	24,812	(3,531,744)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) /EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Deficit/Equity
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)
Cumulative effect of adoption of new accounting standard(Note 2(i))	—	—	—	—	—	—	(22,969)	(22,969)	—	(22,969)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(205,864)	—	—	(205,864)	—	(205,864)
Issuance of ordinary shares	184,575,000	321	—	—	14,923,086	—	—	14,923,407	—	14,923,407
Issuance of restricted shares	2,113,469	4	—	—	54,508	—	—	54,512	—	54,512
Conversion of convertible notes to ordinary shares	142,639,348	243	—	—	3,131,661	—	—	3,131,904	—	3,131,904
Exercise of share options	11,178,942	19	354,181	—	121,886	—	—	121,905	—	121,905
Vesting of restricted shares	—	—	31,948	—	3,114	—	—	3,114	—	3,114
Vesting of share options	—	—	—	—	123,781	—	—	123,781	—	123,781
Cancellation of restricted shares	(12,516)	—	12,516	—	—	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(15,000)	(15,000)
Foreign currency translation adjustment	—	—	—	—	—	104,920	—	104,920	—	104,920
Net loss	—	—	—	—	—	—	(3,912,756)	(3,912,756)	(2,703)	(3,915,459)
Balance as of September 30, 2020	1,407,962,120	2,414	(2,596,572)	—	58,380,028	(98,128)	(50,262,046)	8,022,268	4,384	8,026,652

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD
			Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(8,431,034)	(3,915,459)	(576,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	677,228	764,820	112,646
Expected credit loss expense	—	5,945	876
Impairment on other assets	82,924	27,943	4,116
Foreign exchange loss	15,743	75,906	11,180
Share-based compensation expenses	282,265	126,895	18,690
Changes in fair value for an equity investment	(12,459)	—	—
Share of losses of equity investees	64,521	32,061	4,722
Loss on disposal of property, plant and equipment	4,887	26,376	3,885
Amortization of right-of-use assets	321,362	349,362	51,455
Changes in operating assets and liabilities:
Prepayments and other current assets	(395,598)	21,473	3,162
Inventory	(357,736)	(151,748)	(22,350)
Other non-current assets	(207,418)	738,687	108,797
Operating lease liabilities	(305,968)	(323,253)	(47,610)
Taxes payable	(15,517)	(11,868)	(1,748)
Trade receivable	(513,332)	(137,580)	(20,263)
Trade payable	192,869	1,860,581	274,033
Long-term receivables	(75,161)	(15,281)	(2,251)
Non-current deferred revenue	38,577	230,560	33,957
Accruals and other liabilities	210,621	(125,996)	(18,557)
Other non-current liabilities	169,703	223,864	32,972
Net cash used in operating activities	(8,253,523)	(196,712)	(28,972)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(1,485,842)	(952,357)	(140,267)
Purchases of short-term investments	(2,042,729)	(2,967,610)	(437,082)
Proceeds from sale of short-term investments	6,395,432	352,990	51,990
Acquisitions of equity investees	(17,000)	(257,500)	(37,926)
Proceeds from disposal of property and equipment	—	163,072	24,018
Net cash provided by/(used in) investing activities	2,849,861	(3,661,405)	(539,267)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	43,136	96,395	14,197
Capital injection from redeemable non-controlling interests	—	5,000,000	736,420
Capital withdrawal by non-controlling interests	—	(10,500)	(1,546)
Repurchase of redeemable non-controlling interests	—	(511,458)	(75,330)
Proceeds from issuance of convertible promissory note	3,710,034	3,105,127	457,336
Proceeds from borrowings	1,236,104	645,461	95,066
Repayments of borrowings	(1,588,871)	(721,192)	(106,220)
Principal payments on finance leases	(34,926)	(32,571)	(4,797)
Proceeds from issuance of ordinary shares	—	14,943,840	2,200,990
Net cash provided by financing activities	3,365,477	22,515,102	3,316,116
Effects of exchange rate changes on cash, cash equivalents and restricted cash	11,403	(91,270)	(13,443)
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,026,782)	18,565,715	2,734,434
Cash, cash equivalents and restricted cash at beginning of the period	3,224,387	989,869	145,792
Cash, cash equivalents and restricted cash at end of the period	1,197,605	19,555,584	2,880,226
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property and equipment	992,769	716,071	105,466
Issuance of restricted shares	—	54,512	8,029
Conversion of convertible notes to ordinary shares	—	3,131,904	461,280
Accretion on redeemable non-controlling interests to redemption value	94,682	205,864	30,320
Supplemental Disclosure
Interest paid	88,043	207,039	30,494
Income taxes paid	18,202	12,902	1,990

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

NIO Inc. (“NIO”, or “the Company”) was incorporated under the laws of the Cayman Islands in November, 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December, 2014, and then changed to NIO Inc. in July, 2017. The Company, its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”.

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers Energy and Service packages to its users. As of December 31, 2019 and September 30, 2020, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. As of September 30, 2020, the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO NextEV Limited (“NIO HK”) (formerly known as NextEV Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Holding Co., Ltd. ("NIO Holding") (formerly named NIO (Anhui) Holding Co., Ltd.)	100%	Anhui, PRC, November 2017	Headquarter and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
NIO Performance Engineering Limited ("NPE")	100%	United Kingdom, July 2019	Marketing and technology development
NIO Sport Limited (“NIO Sport”) (formerly known as NextEV NIO Sport Limited)	100%	Hong Kong, April 2016	Racing management
XPT Technology Limited (“XPT Technology”)	100%	Hong Kong, April 2016	Investment holding
XPT Inc. (“XPT US”)	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NextEV User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
Shanghai NIO Sales and Services Co., Ltd. (“UE CNHC”)	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding

	Economic	Place and Date of incorporation
VIE and VIE’s subsidiaries	interest held	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	100%	BVI, October 2014
NIO Technology Co., Ltd. (“NIO SHTECH”) (formerly known as Shanghai NextEV Technology Co., Ltd.)	100%	Shanghai, PRC, November 2014
Beijing NIO Network Technology Co., Ltd. (“NIO BJTECH”)	100%	Beijing, PRC, July 2017
Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”)	100%	Shanghai, PRC, April 2018

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL and the non-controlling shareholder does not have substantive participating rights, therefore, the Group consolidates this entity.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Variable interest entity

NIO SHTECH was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November, 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of NIO SHTECH and shall consolidate the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same date, NIO SHTECH became a subsidiary wholly owned by NIO ABTECH, who also became a VIE of the Group on that day. As of December 31, 2019 and September 30, 2020, NIO SHTECH did not have significant operations, nor any material assets or liabilities.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2019 and September 30, 2020, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company.

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH and NIO BJTECH separately, each including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH and NIO BJTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH and NIO BJTECH to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH and NIO BJTECH are variable interest entities of the Company and the Company is the ultimate primary beneficiary of them and shall consolidate the financial results of NIO ABTECH and NIO BJTECH in the Group’s consolidated financial statements. As of September 30, 2020, NIO ABTECH and NIO BJTECH did not have significant operations, nor any material assets or liabilities.

Liquidity and Going Concern

The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has incurred losses and suffered operating cash outflow since its inception. For the nine  months ended September 30, 2019 and 2020, the Group incurred net losses of RMB8,431,034 and RMB3,915,459,respectively, and net cash used in operating activities was RMB8,253,523 and RMB196,712, respectively. As of September 30, 2020, the Group’s balance of cash and cash equivalents was RMB19,327,717 and the Group had net current assets of RMB15,460,235. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, short-term investments, cash generated from operations will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s unaudited interim condensed consolidated financial statements on going concern basis.

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. The interim financial data as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

(c) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets, recoverability of receivables,  warranty liabilities as well as redemption value of the convertible redeemable preferred shares. Actual results could differ from those estimates.

(d) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“US$”), except NIO Sport which operates mainly in United Kingdom and uses Great Britain pounds (“GBP”). The functional currencies of the other subsidiaries and the VIE are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive gain or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment (losses)/income were negative RMB260,129 and RMB104,920 for the nine months ended September 30, 2019 and 2020, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ as the shares are denominated in US$.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7896, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or September 30, 2020 at any other rate.

(f) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, prepayments and other current assets, long-term investments, trade payable, amounts due to related parties, short-term borrowings, taxes payable, accruals and other liabilities, long-term receivables and long-term borrowings. As of September 30, 2019, and 2020, the carrying values of these financial instruments are approximated to their fair values due to the short-term maturity of these instruments   except for long-term receivables, long-term borrowings and certain investments which are carried at fair value at each balance sheet date. Certain long-term investments in equity investees classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Below is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports on its consolidated balance sheets at fair value on a recurring basis.

Time deposits. The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Short-term borrowings. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2.

Short-term receivables and payables. Trade receivable and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Trade payable, accruals and other liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature.

Prepayments and other assets in non-current assets. Prepayments and other assets in non-current assets are financial assets with carrying values that approximates fair value due to the change in fair value after considering the discount rate. The Group estimated fair values of non-current prepayments and other assets using the discount cash flow method.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank credit card; (b) time deposit that are pledged for property lease.

Cash, cash equivalents and restricted cash as reported in the unaudited interim condensed consolidated statement of cash flows are presented separately on our unaudited interim condensed consolidated balance sheet as follows:

	December 31,	September 30,
	2019	2020
Cash and cash equivalents	862,839	19,327,717
Restricted cash	82,507	184,244
Long-term restricted cash	44,523	43,623
Total	989,869	19,555,584

(h) Short-term investment

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. As of December 31, 2019 and September 30, 2020, the investment in fixed deposits that were recorded as short-term investments amounted to RMB111,000 and RMB2,718,303, respectively, among which, RMB96,000 and RMB2,000,202 was restricted as collateral for bank borrowings and letter of guarantee as of December 31, 2019 and September 30, 2020 respectively.

(i) Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB22,968. As of January 1, 2020, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB118,851 and RMB12,899, respectively.

The Company’s trade receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

For the nine months ended September 30, 2020, the Company recorded RMB5,945 expected credit loss expense in selling, general and administrative expenses. As of September 30, 2020, the expected credit loss provision for the current and non-current assets were RMB40,684 and RMB19,062, respectively.

(j) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, current portion of battery installment and receivables due from vehicle users. The Company recorded a provision for current expected credit losses.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes the activity in the allowance for credit losses related to accounts receivable for the nine months ended September 30, 2020:

Nine Months Ended
September 30, 2020
Balance as at December 31, 2019	85,824
Adoption of ASC Topic 326	6,775
Balance as at January 1, 2020	92,599
Current period reversal, net	(1,055)
Current period write-offs	(55,319)
Balance as at September 30, 2020	36,225

Allowance for the accounts receivable recognized for the nine months ended September 30, 2019 was nil.

(k) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(l) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Building and constructions	20 years
Production facilities	10 years
Charging & battery swap infrastructure	5 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Others	3 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the statements of comprehensive loss.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(m) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Domain names and others	5 years
License	3 years

The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(n) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 536 months representing the shorter of the estimated usage periods or the terms of the agreements.

(o) Long-term investments

The Group’s long-term investments include equity investments in entities and equity securities without readily determinable fair values. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The carrying value of the Group’s long-term investments measured under equity method was RMB115,325 and RMB339,942 as of December 31, 2019 and September 30, 2020, respectively.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to the fiscal year of 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. The carrying value of the Group’s long-term investments measured under this alternative measurement was nil and RMB822 as of December 31, 2019 and September 30, 2020.

No impairment charge was recognized for the nine months ended September 30, 2019 and 2020.

(p) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the nine months ended September 30, 2019 and 2020 was RMB 75,278 and RMB25,757, respectively. Impairment charge of nil and RMB10,147 were written off against original amount upon the disposal of related long-lived assets for the nine months ended September 30, 2019 and 2020.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(q) Warranty liabilities

The Company accrues a warranty reserve for all new vehicles sold by the Company, which includes the Company's best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Company accumulates more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	September 30,	September 30,
	2019	2020
Warranty–beginning of period	177,293	412,004
Provision for warranty	176,714	345,971
Warranty costs incurred	(35,881)	(31,613)
Warranty–end of period	318,126	726,362

(r) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2019 and September 30, 2020, the balances of contract liabilities from vehicle sales contracts were RMB96,827 and RMB222,047, respectively. As of December 31, 2019 and September 30, 2020, the balances of contract liabilities from the sales of Energy and Service Packages were RMB65,361 and RMB61,041, respectively.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied on their behalves and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group. For efficiency reason, the Group or JAC applies and collects the payment on behalf  of the customers. In the instance that some eligible customer selects installment payment for battery, the Group believes such arrangement contains a significant financing component and as a result adjusts the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The long-term receivable of installment payment for battery was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not the Group’s ordinary business.

The Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and charging piles are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and free battery swapping service, the Group recognizes the revenue using a straight-line method. As for the extended lifetime warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Energy and Service Packages

The Group also sells the two packages, Energy Package and Service Package in exchange of considerations. The Energy Package provides vehicle users with a comprehensive range of charging solutions (including charging and battery swapping). The energy service is applied by users on the mobile application depending on their needs and the Group can decide the most appropriate service to offer according to its available resource. Through the Service Package, the Group offers vehicle users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by user via mobile application.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group identifies the users who purchase Energy Package and Service Package meet the definition of a customer. The agreements for Energy Package and Service Package create legal enforceability to both parties on a monthly basis as the respective Energy or Service Packages can be canceled at any time without any penalty. The Group concludes the energy or service provided in Energy Package or Service Package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month.

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem NIO merchandise. The Group determines the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(i) Sales of vehicle

The Group concludes the points offered linked to the purchase transaction of the vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the vehicle sales. The Group also estimates the probability of points redemption when performing the allocation. Since historical information does not yet exist for the Group to determine any potential points forfeitures and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(ii) Sales of Energy Package and Service Package

Energy Package—When the customers charge their vehicles without using the Group’s charging network, the Group will grant points based on the actual cost the customers incur. The Group records the value of the points as a reduction of revenue from the Energy Package.

Service Package-The Group grants points to the customers with safe driving record during the effective period of the service package. The Group records the value of the points as a reduction of revenue from the Service Package.

Since historical information is limited for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of zero.

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other revenue.

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the nine months ended September 30, 2019 and 2020, the revenue portion allocated to the points as separate performance obligation was RMB35,545 and RMB78,741, respectively, which is recorded as contract liability (deferred revenue). For the nine months ended September 30, 2019 and 2020, the total points recorded as a reduction of revenue was RMB1,952 and RMB2,741, respectively. For the nine months ended September 30, 2019 and 2020, the total points recorded as selling and marketing expenses were RMB107,480  and RMB50,066, respectively.

As of December 31, 2019 and September 30, 2020, liabilities recorded related to unredeemed points were RMB178,666 and RMB193,390, respectively.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for vehicle driving and forecasted that usage of these two services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are recognized as incurred.

(s) Cost of Sales

Vehicle

Cost of vehicle revenue includes direct parts, material, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle internet connectivity costs, and depreciation of assets that are associated with sales of Energy and Service packages.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the nine months ended September 30, 2019 and 2020, advertising costs totaled RMB128,847 and RMB180,757, respectively.

(u) Research and development expenses

Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. Other than that, all costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primary comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses, share-based compensation, and benefits for those employees engaged in research, design and development activities; costs related to design tools; license expenses related to intellectual property, supplies and services; and allocated costs, including depreciation and amortization, rental fees, and utilities.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(v) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, share-based compensation and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB434,335 and RMB256,682 for the nine months ended September 30, 2019 and 2020, respectively.

(x) Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(y) Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2019 and September 30, 2020.

(z) Share-based compensation

The Company grants restricted shares and share options to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees. There were no new grants to non-employee consultants after the effectiveness of ASU 2018-07-Compensation-stock compensation (Topic 718)-Improvements to nonemployee share-based payment accounting.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options granted with service conditions and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. This performance condition was met upon completion of the Company’s IPO on September 12, 2018 and the associated share-based compensation expense for awards vested as of that date were recognized; or d) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

Before the completion of the Company's IPO, the fair value of the restricted shares was assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. Upon the completion of the IPO, the fair value of the restricted shares is based on the fair market value of the underlying ordinary shares on the date of grant. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

(aa) Comprehensive income/(loss)

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ab) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. Operating lease assets are included within right-of-use assets—operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheet. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on our consolidated balance sheet.

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the nine months ended September 30, 2019 and 2020.

(ad) Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ae) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement’s information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3. Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and September 30, 2020, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB829,175 and RMB4,522,596 as of December 31, 2019 and September 30, 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c) Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

5. Inventory

Inventory consists of the following:

	December 31,	September 30,
	2019	2020
Raw materials	510,990	550,445
Work in process	1,862	5,397
Finished Goods	291,116	390,260
Merchandise	95,987	105,602
Less: write-downs	(10,427)	(12,613)
Total	889,528	1,039,091

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work in progress are mainly used for research and development of new models and will be expensed when incurred. Electric drive systems in production are also recorded as work in progress.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at our sales and service center locations and charging piles.

Merchandise inventory includes accessories and branded merchandise of NIO which can be redeemed by deducting membership rewards points of customer loyalty program in the Group’s application store.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Inventory write-downs  net of reversal recognized in cost of sales for the nine months ended September 30, 2019 and 2020 were RMB 7,646 and RMB2,186, respectively.

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	September 30,
	2019	2020
Deductible VAT input	1,253,617	1,099,126
Prepayment to vendors	88,900	85,103
Deposits	73,271	43,737
Other receivables	186,105	262,247
Less: Allowance for doubtful accounts	(22,635)	—
Total	1,579,258	1,490,213

Prepayment to vendors mainly consist of prepayment for raw materials, prepaid rental for offices and NIO Houses, and prepaid expenses for R&D services provided by suppliers.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the nine months ended September 30, 2020:

Nine Months Ended
September 30, 2020
Balance as at December 31, 2019	22,635
Adoption of ASC Topic 326	3,617
Balance as at January 1, 2020	26,252
Current period provision, net	837
Current period write-offs	(22,630)
Balance as at September 30, 2020	4,459

Allowance for the prepayments and other current assets recognized for the nine months ended September 30, 2019 was nil.

7. Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31,	September 30,
	2019	2020
Mold and tooling	1,898,975	2,402,226
Leasehold improvements	1,025,570	981,042
Production facilities	869,819	897,836
Building and construction	828,958	834,440
Charging & battery swap equipment	608,919	623,530
R&D equipment	400,461	396,088
Computer and electronic equipment	428,028	377,583
Purchased software	341,379	343,757
Construction in process	475,977	175,381
Others	279,233	370,848
Subtotal	7,157,319	7,402,731
Less: Accumulated depreciation	(1,548,977)	(2,179,256)
Less: Accumulated impairment	(75,278)	(90,888)
Total property and equipment, net	5,533,064	5,132,587

The Group recorded depreciation expenses of RMB672,648 and RMB760,614 for the nine months ended September 30, 2019 and 2020, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	December 31, 2019			September 30, 2020
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	value	amortization	value	value	amortization	value
Domain names and others	4,342	(2,820)	1,522	4,242	(3,391)	851

The Group recorded amortization expenses of RMB945 and RMB571 for the nine months ended September 30, 2019 and 2020, respectively.

9. Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	September 30,
	2019	2020
Land use rights	216,489	216,489
Less: Accumulated amortization–land use rights	(7,674)	(11,309)
Total land use rights, net	208,815	205,180

In June 2018, XPT NJEP entered into an agreement to purchase land use rights for usage of land to build a factory for manufacturing of e-powertrain for the Group.

The Group recorded amortization expenses for land use rights of RMB3,635 for the nine months ended September 30, 2019 and 2020.

10. Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	September 30,
	2019	2020
Receivables of installment payments for battery	658,021	672,979
Long-term deposits	848,655	126,396
Right of use assets–finance lease	155,051	123,883
Others	74,093	57,572
Prepayments for purchase of property and equipment	17,603	3,825
Less: Allowance for doubtful accounts	(323)	—
Total	1,753,100	984,655

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit for offices and NIO Houses which will not be collectible within one year.

The following table summarizes the activity in the allowance for credit losses related to other non-current assets for the nine months ended September 30, 2020:

Nine Months Ended
September 30, 2020
Balance as at December 31, 2019	323
Adoption of ASC Topic 326	12,576
Balance as at January 1, 2020	12,899
Current period provision, net	6,163
Balance as at September 30, 2020	19,062

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Allowance for the other non-current assets recognized for the nine months ended September 30, 2019 was nil.

11. Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	September 30,
	2019	2020
Payables for purchase of property and equipment	1,121,715	716,071
Payable for R&D expenses	694,081	396,124
Payables for marketing events	436,610	381,542
Salaries and benefits payable	344,922	398,195
Advance from customers	297,096	467,277
Accrued expenses	246,121	234,670
Current portion of deferred revenue/income	189,172	284,751
Warranty liabilities	120,161	230,333
Interest payables	105,940	81,055
Current portion of deferred construction allowance	84,495	67,685
Current portion of finance lease liabilities	40,334	31,033
Payables for traveling expenses of employees	17,685	13,064
Investment deposit from investors	154,643	—
Other payables	363,666	224,394
Total	4,216,641	3,526,194

12. Borrowings

Borrowings consist of the following:

	December 31,	September 30,
	2019	2020
Short-term borrowing
Bank loan (i)	188,000	486,775
Convertible notes (ii)	697,620	465,182
Current portion of long-term borrowings (iii)	322,436	445,038
Long-term borrowings:
Bank loan(iii)	950,154	574,257
Convertible notes(ii)	5,784,984	5,757,294
Loan from joint investor(iv)	419,660	433,352
Total	8,362,854	8,161,898

(i) Short-term bank loan

As of December 31, 2019, we obtained short-term borrowings from several banks of RMB128,000 in aggregate and bank acceptance of RMB60,000. The annual interest rate of these borrowings is approximately 3.45% to 4.87%.

As of September 30, 2020, we obtained short-term borrowings from several banks of RMB486,775 in aggregate. The annual interest rate of these borrowings is approximately 3.30% to 4.35%.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Convertible notes

On January 30, 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “Notes”) to the notes purchasers (the “Notes Offering”). The Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the Notes are entitled to require the Company to repurchase all or part of the Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the Notes as a single instrument as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. As of December 31, 2019 and September 30, 2020, the balances of these convertible notes were RMB5,179,027 and RMB5,076,283, respectively.

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company. Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022. The 360-day Notes was recorded in short-term borrowings and the 3-year Notes were recorded in long-term borrowings. The company will pay an annual premium of 2% at maturity. Interest expenses were accrued over the term of each note using the effective interest method. In September 2020, US$50,000 in aggregate principal amount of the 360-day Notes due in 2020 were converted, pursuant to which the Company issued 16,778,523 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2019 and September 30, 2020, the balances of these convertible notes outstanding were RMB1,303,577 and RMB1,021,515, respectively.

In January and February 2020, the Company consummated the issuance of convertible notes to several third party investors in an aggregate principal amount of US$200,000. The notes issued bear zero interest and mature on February 4, 2021. Prior to maturity, the holder of the notes has the right to convert the notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing. The notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance cost were recorded as reduction to the short-term debts and are amortized as interest expenses using the effective interest method. In July and August 2020, all of such notes were converted, pursuant to which the Company issued 65,146,600 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2019 and September 30, 2020, the balances of these convertible notes outstanding were nil.

In March 2020, the Company consummated the issuance of convertible notes to several third party investors with in an aggregate principal amount of US$235,000. The notes issued bear zero interest and will mature on March 5, 2021. Prior to maturity, holders of the notes have the right to convert either all or part of the principal amount of the notes into Class A ordinary shares (or ADSs) of the Company from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. The notes was recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance cost were recorded as reduction to the short-term debts and are amortized as interest expenses using the effective interest method. In September 2020, US$212,500 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 60,714,225 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2019 and September 30, 2020, the balances of these convertible notes outstanding were nil and RMB124,678, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2019 and September 30, 2020, RMB697,620 and RMB465,182 of convertible notes will be due within one year , respectively.

(iii) Long-term bank loan

As of December 31, 2019 and September 30, 2020, the balances of long-term bank loan comprised of the following:

				As of December 31, 2019			As of September 30, 2020
					Current portion			Current portion
			Maturity/	Outstanding	according to the	Long-term	Outstanding	according to the	Long-term
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	portion	loan	repayment schedule	portion
1	May 17, 2017	Bank of Nanjing	May 17, 2022	475,382	200,000	275,382	321,415	188,602	132,813
2	September 28, 2017	China Merchants Bank	September 14, 2021	96,000	8,000	88,000	88,000	88,000	—
3	February 2, 2018	China CITIC Bank	February 1, 2021	44,500	10,000	34,500	34,500	34,500	—
4	August 17, 2018	China CITIC Bank	March 7, 2021	49,500	10,000	39,500	39,500	39,500	—
5	November 30, 2018	Bank of Shanghai	November 30, 2021	4,102	1,014	3,088	3,341	1,014	2,328
6	December 24, 2018	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610	26,533	7,695	18,838
7	January 3, 2019	Bank of Shanghai	November 30, 2021	16,145	3,855	12,290	13,253	3,855	9,398
8	January 10, 2019	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610	26,533	7,695	18,838
9	January 17, 2019	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610	26,533	7,695	18,838
10	January 24, 2019	Bank of Shanghai	November 30, 2021	28,257	6,743	21,514	23,200	6,743	16,457
11	March 25, 2019	Bank of Shanghai	November 30, 2021	128,353	28,862	99,491	106,708	28,862	77,846
12	March 27, 2019	Bank of Shanghai	November 30, 2021	42,777	9,631	33,146	35,554	9,631	25,923
13	March 29, 2019	Hankou Bank	March 29, 2022	199,000	2,000	197,000	197,000	2,000	195,000
14	June 26, 2019	Bank of Shanghai	November 30, 2021	18,072	3,855	14,217	15,181	3,855	11,325
15	September 11, 2019	Bank of Shanghai	November 30, 2021	73,587	15,391	58,196	62,044	15,391	46,653
	Total			1,272,590	322,436	950,154	1,019,295	445,038	574,257

(iv) Loan from joint investor

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) to set up an entity (the “PE WHJV”). Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares.

On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation. As of December 31, 2019 and September 30, 2020, RMB35,660 and RMB49,352  of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC.

13. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	September 30,
	2019	2020
Deferred revenue	295,915	526,475
Warranty liabilities	291,843	496,029
Deferred government grants	340,667	333,483
Non-current finance lease liabilities	88,790	67,622
Deferred construction allowance	72,762	64,913
Others	61,836	52,922
Total	1,151,813	1,541,444

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, product development and renewal of production facilities, which is amortized using the straight-line method as a deduction of the amortization expense of the land use right over its remaining estimated useful life.

Deferred construction allowance consists of long-term payable of construction projects, with payment terms over one year.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Revenue

Revenue by source consists of the following:

	Nine Months Ended September 30,
	2019	2020
Vehicle sales	4,683,192	9,008,474
Sales of Packages	75,769	162,975
Sales of charging pile	77,293	133,135
Others	140,321	312,258
Total	4,976,575	9,616,842

15. Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	September 30, 2019	September 30, 2020
Deferred revenue/income–beginning of period	301,774	485,087
Additions	224,996	611,030
Recognition	(169,233)	(282,991)
Effects on foreign exchange adjustment	2,535	(1,900)
Deferred revenue/income–end of period	360,072	811,226

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered charging pile, the vehicle internet connection service, the extended lifetime warranty service, the points offered to customers as well as free battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB405,326 and RMB749,153 as of December 31, 2019 and September 30, 2020.

The Group expects that 35% of the transaction price allocated to unsatisfied performance obligation as at September 30, 2020 will be recognized as revenue during the period from October 1, 2020 to September 30, 2021. The remaining 65% will be recognized during the period from October 1, 2021 to September 30, 2025.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADR and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred income and then recognized as other gain over the beneficial period, with unrecognized deferred income balance of RMB79,761 and RMB62,073 as of December 31, 2019 and September 30, 2020.

16. Manufacturing in collaboration with JAC

In May 2016, April 2019 and March 2020, the Group entered into several agreements with JAC for the manufacture of the ES8, ES6 and EC6 for five years. Pursuant to the arrangement, JAC built up a new manufacturing plant (“Hefei Manufacturing Plant”) and is responsible for the equipment used on the product line while NIO is responsible for the tooling. For each vehicle produced the Group pays processing fee to JAC on a per-vehicle basis monthly for the first three years on the basis that NIO provides all the raw materials to JAC. In addition, for the first 36 months after agreed time of start of production, which was April 2018, the Group should compensate JAC operating losses incurred in Hefei Manufacturing Plant. For the nine months ended September 30, 2019 and 2020, JAC charged the Group RMB156,810 and RMB65,384, respectively, based on the actual losses incurred in Hefei Manufacturing Plant during the same periods, which was recorded in cost of sales.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17. Research and Development Expenses

Research and development expenses consist of the following:

	Nine Months Ended September 30,
	2019	2020
Employee compensation	1,587,407	991,252
Design and development expenses	1,525,353	452,833
Depreciation and amortization expenses	131,489	149,050
Rental and related expenses	44,702	39,443
Travel and entertainment expenses	54,610	10,315
Others	58,611	15,434
Total	3,402,172	1,658,327

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Nine Months Ended September 30,
	2019	2020
Employee compensation	1,753,536	1,176,369
Marketing and promotional expenses	588,116	401,842
Rental and related expenses	492,583	371,361
Depreciation and amortization expenses	280,242	252,740
Professional services	352,805	224,556
IT consumable, office supply and other low value consumable	82,881	47,096
Travel and entertainment expenses	107,289	24,857
Bad debt provision	—	5,945
Others	248,320	220,699
Total	3,905,772	2,725,465

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. Redeemable non-controlling interests

Investment in XPT Auto

XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT Auto”), the Group’s wholly owned subsidiary had its redeemable preferred share (“XPT Auto PS”) financing of RMB1,269,900 to certain third party strategic investors in the second quarter of 2018. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests and were classified as Mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

Redemption

The holders of XPT Auto PS have the option to request XPT Auto to redeem those shares under certain circumstance: (1) a qualified initial public offering of XPT Auto has not occurred by the fifth anniversary after the issuance of XPT Auto PS; (2) XPT Auto doesn’t meet its performance target (revenue and net profit) for each of the year during FY2019 and FY2023; or (3) a deadlock event lasts for 60 working days and cannot be resolved.

The redemption price should be equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of redemption.

Liquidation

In the event of any liquidation, the holders of XPT Auto PS have preference over holders of ordinary shares. On a return of capital on liquidation, XPT Auto’s assets available for distribution among the investors shall first be paid to XPT Auto PS investors at the amount equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of liquidation. The remaining assets of XPT Auto shall all be distributed to its ordinary shareholders.

The Company recognized accretion to the respective redemption value of the XPT Auto PS as a reduction of additional paid in capital over the period starting from issuance date. As of September 30, 2020, RMB1,265,900 out of the total consideration was paid by those investors and the remaining RMB4,000 were still outstanding. For the nine months ended September 30, 2019 and 2020, the Company recorded RMB94,682 and RMB95,029, respectively, of accretion on redeemable non-controlling interests to redemption value.

Investment in NIO China

On April 29, 2020, the Company entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO Holding Co., Ltd. (previously named NIO (Anhui) Holding Co., Ltd.)(“NIO Holding”), the legal entity of NIO China wholly owned by the Company pre-investment, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China for its non-controlling interest. Upon the completion of the investments, NIO will hold 75.885% of controlling equity interests in NIO China, and the Strategic Investors will collectively hold the remaining 24.115% equity interests in NIO China. In June and July 2020, the Company received RMB5 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors of NIO China with the total consideration of RMB511.5 million, consisting of the actual capital investment plus accrued interest. In addition, the Company assumed this investor’s remaining cash contribution obligation of RMB2 billion. As of September 30, 2020, the Company currently holds 86.476% controlling equity interests in NIO China.

Pursuant to NIO China’s share purchase agreement, each of the Strategic Investors has the right to request the Company to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a Qualified Initial Public Offering in 48 months commencing from June 29, 2020, failure to complete a Qualified Initial Public Offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5%.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequent accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital. The Company recorded RMB110,835 of accretion on redeemable non-controlling interests to redemption value for the nine months ended September 30, 2020.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2019 and September 30, 2020, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,500,000,000 Class A Ordinary Shares, 132,030,222 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

On June 15, 2020 and subsequently on June 18, 2020, the Company consummated the follow-on offering of a total of 82,800,000 American depositary shares (the "ADSs") at a price of US$5.95 per ADS.

On September 2, 2020, the Company consummated another follow-on offering of a total of 101,775,000 American depositary shares (the “ADSs”) at a price of US$17.00 per ADS.

As of December 31, 2019 and September 30, 2020, 4,000,000,000 ordinary shares were authorized. 1,067,467,877 shares and 1,407,962,120 shares were issued, and 1,064,472,660 shares and 1,405,365,548 shares were outstanding as of December 31, 2019 and September 30, 2020, respectively. As of December 31, 2019 and September 30, 2020, the share number excludes 47,985,539 and 31,710,637 Class A Ordinary Shares, respectively, issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plan.

21. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	Nine Months Ended September 30,
	2019	2020
Cost of sales	7,586	3,575
Research and development expenses	70,643	32,595
Selling, general and administrative expenses	204,038	90,725
Total	282,267	126,895

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the nine months ended September 30, 2019 and September 30, 2020.

(a) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted both share options and restricted shares to the employees. The share options and restricted shares of the Company under 2015 Plan have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2015 plan, share options granted to the non-NIO US employees of the Group are only exercisable upon the occurrence of an initial public offering by the Company.

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan") and the 2018 Stock Incentive Plan (the "2018 Plan”). The share options of the Company under 2016 and 2017 Plan have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group did not recognize any share-based compensation expenses for options granted to the non-NIO US employees of the Group until completion of the Company’s IPO on September 12, 2018. The Group recognized the share options and restricted shares of the Company granted to the employees of NIO US on a straight-line basis over the vesting term of the awards, net of estimated forfeitures. Share-based compensation expenses for options granted to the non-NIO US employees of the Group before IPO were recognized by using the graded-vesting method.

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the nine months ended September 30, 2019 and 2020:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2018	91,074,140	1.69	8.23	425,988
Granted	26,627,300	3.58	—	—
Exercised	(17,970,673)	0.46	—	—
Cancelled	(8,959,200)	2.86	—	—
Expired	(321,714)	3.87	—	—
Outstanding as of September 30, 2019	90,449,853	2.38	7.43	214,988
Outstanding as of December 31, 2019	88,843,972	2.38	6.77	164,363
Granted	14,243,500	2.95	—	—
Exercised	(11,533,123)	1.34	—	—
Cancelled	(8,022,851)	3.03	—	—
Expired	(1,314,412)	4.49	—	—
Outstanding as of September 30, 2020	82,217,086	2.53	6.61	1,536,695
Vested and expected to vest as of December 31, 2019	118,546,834	—	—	354,839
Exercisable as of December 31, 2019	32,925,154	—	—	80,801
Vested and expected to vest as of September 30, 2020	124,986,857	—	—	2,997,314
Exercisable as of September 30, 2020	30,352,231	—	—	578,008

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the nine months ended September 30, 2019 and 2020 was US$1.58 and US$1.47, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the nine months ended September 30, 2019 and 2020 was RMB278,837 and RMB123,781, respectively.

The fair value of each option granted under the Company’s 2016, 2017 and 2018 Plans during the nine months ended September 30, 2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Nine months ended September 30,
	2019	2020
Exercise price (US$)	2.05-7.09	2.38-13.36
Fair value of the ordinary shares on the date of option grant (US$)	2.05-7.09	2.38-13.36
Risk-free interest rate	1.66%-2.54%	0.50%-1.00%
Expected term (in years)	7-10	7-10
Expected dividend yield	0%	0%
Expected volatility	44%-52%	54%-55%
Expected forfeiture rate (post-vesting)	6.00%-8.00%	6.00%

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of September 30, 2019 and 2020, there were RMB91,766 and RMB58,593 of unrecognized compensation expenses related to the stock options granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 2.56 and 2.66 years, respectively.

As of September 30, 2019 and 2020, there were RMB300,009 and RMB244,087 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees which is expected to be recognized over a weighted-average period of 2.73 years and 2.33 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
US$
Unvested at December 31, 2018	441,513	0.96
Vested	(362,684)	0.96
Forfeited	(78,829)	0.96
Unvested at September 30, 2019	—	—
Unvested at December 31, 2019	—	—
Vested	—	—
Forfeited	—	—
Unvested at September 30, 2020	—	—

Share-based compensation expenses of RMB2,357 and nil related to restricted shares granted to the employees of NIO US was recognized for the nine months ended September 30, 2019 and 2020, respectively.

As of September 30, 2019 and 2020, there were nil of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US.

The following table summarizes activities of the Company's restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2018	63,897	6.60
Granted	—	—
Vested	(31,949)	6.60
Unvested at September 30, 2019	31,948	6.60
Unvested at December 31, 2019	31,948	6.60
Granted	2,203,469	4.26
Vested	(2,165,417)	3.85
Unvested at September 30, 2020	70,000	16.95

Share-based compensation expenses of RMB1,073 and RMB3,114 related to restricted shares granted to the non-US employees was recognized for the nine months ended September 30, 2019 and 2020.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of September 30, 2019 and 2020, there were RMB1,374 and RMB8,575 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 0.95 and 1.95 years, respectively.

22. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the nine months ended September 30, 2019 and 2020 as follows:

	Nine Months Ended September 30,
	2019	2020
Numerator:
Net loss	(8,431,034)	(3,915,459)
Accretion on redeemable non-controlling interests to redemption value	(94,682)	(205,864)
Net loss attributable to non-controlling interests	6,416	2,703
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(8,519,300)	(4,118,620)
Denominator:
Weighted-average number of ordinary shares outstanding–basic and diluted	1,029,950,645	1,100,928,485
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(8.27)	(3.74)

For the nine months ended September 30, 2019 and 2020, the Company had potential ordinary shares, including non-vested restricted shares, option granted and Convertible Notes. As the Group incurred losses for the nine months ended September 30, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. Such weighted average numbers of ordinary shares outstanding are as following:

	Nine Months Ended September 30,
	2019	2020
Non-vested restricted shares	387	—
Outstanding weighted average options granted	35,445	50,760
Convertible Notes	74,728	233,489
Total	110,560	284,249

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Bite Shijie (Beijing) Keji Co., Ltd.	Controlled by Principal Shareholder
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate
Nanjing Weibang Transmission Technology Co., Ltd.	Affiliate
Shanghai Weishang Business Consulting Co., Ltd.	Controlled by Principal Shareholder
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Serene View Investment Limited	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Non-controlling shareholder of Affiliate
Xtronics Innovation Ltd.	Non-controlling shareholder of Affiliate
Beijing Bitauto Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Bitauto Interactive Technology Co., Ltd.	Controlled by Principal Shareholder
Wuhan Weineng Battery Assets Co., Ltd	Affiliate
Shanghai Weishang Business Consulting Co., Ltd	Controlled by Principal Shareholder

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the nine months ended September 30, 2019 and 2020, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	Nine Months Ended September 30,
	2019	2020
Nanjing Weibang Transmission Technology Co., Ltd	1,806	1,163
Shanghai Weishang Business Consulting Co., Ltd	2,035	—
Total	3,841	1,163

(ii) Sales of goods

	Nine Months Ended September 30,
	2019	2020
Wuhan Weineng Battery Assets Co., Ltd	—	30,973

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iii) Acceptance of advertising service

	Nine Months Ended September 30,
	2019	2020
Beijing Chehui Hudong Guanggao Co., Ltd.	7,539	61,171
Beijing Xinyi Hudong Guanggao Co., Ltd.	20,527	20,404
Beijing Bit Ep Information Technology Co., Ltd.	2,702	4,159
Tianjin Boyou Information Technology Co., Ltd.	263	1,594
Beijing Yiche Information Technology Co., Ltd.	379	234
Shanghai Yiju Information Technology Co., Ltd	—	123
Bite Shijie (Beijing) Keji Co., Ltd.	693	—
Total	32,103	87,685

(iv) Cost of manufacturing consignment

	Nine Months Ended September 30,
	2019	2020
Suzhou Zenlead XPT New Energy Technologies Co., Ltd	110,686	106,188

(v) Purchase of raw material, property and equipment

	Nine Months Ended September 30,
	2019	2020
Nanjing Weibang Transmission Technology Co., Ltd.	15,811	35,859
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	8,142
Total	15,811	44,001

(vi) Acceptance of R&D and maintenance service

	Nine Months Ended September 30,
	2019	2020
Kunshan Siwopu Intelligent Equipment Co., Ltd	331	554

(vii) Loan from related party

	Nine Months Ended September 30,
	2019	2020
Beijing Bitauto Interactive Technology Co., Ltd.	—	133,419

In April 2020, the Company signed a loan agreement with Beijing Bitanto Interactive Technology Co., Ltd for a loan of RMB 130,000 at an interest rate of 6%. As of September 30, 2020, the loan has been fully repaid by the Company.

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	September 30,
	2019	2020
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	50,000
Wuhan Weineng Battery Assets Co., Ltd	—	35,000
Kunshan Siwopu Intelligent Equipment Co., Ltd	—	3,383
Nanjing Weibang Transmission Technology Co., Ltd.	674	656
Wistro Info Comm (Kunshan) Co., Ltd.	109	358
Shanghai Weishang Business Consulting Co.,Ltd.	—	16
Total	50,783	89,413

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Amounts due to related parties

	December 31,	September 30,
	2019	2020
Suzhou Zenlead XPT New Energy Technologies Co., Ltd	180,687	280,421
Beijing Chehui Hudong Guanggao Co., Ltd	25,170	76,586
Nanjing Weibang Transmission Technology Co., Ltd	33,018	41,869
Beijing Xinyi Hudong Guanggao Co., Ltd	36,714	38,526
Beijing Bit Ep Information Technology Co., Ltd	2,598	3,953
Wistron Info Comm (Kunshan) Co., Ltd	—	3,007
Tianjin Boyou Information Technology Co., Ltd	30	1,650
Xtronics Innovation Ltd	—	1,493
Beijing Yiche Information Technology Co., Ltd	205	186
Bite Shijie (Beijing) Keji Co., Ltd	1,549	60
Kunshan Siwopu Intelligent Equipment Co., Ltd	379	40
Beijing Yiche Interactive Advertising Co., Ltd. Shanghai Branch	3,500	—
Shanghai Yiju Information Technology Co., Ltd	80	—
Beijing Changxing Information Technology Co., Ltd	25,799	—
Total	309,729	447,791

(iii) Short-term borrowings

	December 31, 2019	September 30, 2020
Serene View Investment Limited	350,255	346,862
Huang River Investment Limited.	354,840	1,241
Total	705,095	348,103

(iv) Long-term borrowings

	December 31,	September 30,
	2019	2020
Huang River Investment Limited.	560,325	553,037
Serene View Investment Limited	258,213	346,862
Total	818,538	899,899

24. Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	December 31,	September 30,
	2019	2020
Property and equipment	551,582	223,569
Leasehold improvements	68,652	51,515
Total	620,234	275,084

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. These actions remain in their preliminary stages. The Company is currently unable to determine any estimate of the amount or range of any potential loss, if any, associated with the resolution of such lawsuits, if they proceed.

25. Subsequent Events

In November 2020, the Company, through its wholly owned subsidiary, completed the full redemption of equity interests in XPT (Jiangsu) Automotive Technology Co., Ltd., or XPT, held by each of its minority shareholders. As a result, NIO redeemed a total of 21.09% equity interests in XPT and now indirectly wholly owns XPT. Established in May 2018, XPT mainly designs, develops and manufactures electric motors, battery packs and other smart electric vehicle components.